Execution Copy

December 18, 2007

SUPPORT AGREEMENT

This support agreement (the "Support Agreement") sets out the agreement among: (a) Tembec Inc. ("Parent"); (b) Tembec Industries Inc. ("Industries"); (c) Tembec Enterprises Inc. ("TEI", together with Parent and Industries, the "Companies"); and (d) the other signatory hereto (subject to Section 11(a), the "Consenting Noteholder"), being a holder of Industries’ 8.625% unsecured senior notes due June 2009, 8.5% unsecured senior notes due February 2011 and/or 7.75% unsecured senior notes due March 2012 (collectively, the "Notes"; all holders of the Notes are collectively referred to as the "Noteholders"), regarding the principal aspects of a recapitalization of the Companies (the "Recapitalization") and a new term loan, as more fully described in the term sheet attached hereto as Schedule A (the "Term Sheet", with the terms agreed to and set out therein being the "Recapitalization Terms"), which Recapitalization and Term Sheet are intended to form the basis of a plan of arrangement (the "Plan") and related transactions involving the Companies and certain of their subsidiaries and affiliates in proceedings (the "Recapitalization Proceedings") under the Canada Business Corporations Act (the "CBCA").

Capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in Schedule B or the Term Sheet. The Consenting Noteholder, Parent and Industries are collectively referred to as the "Parties".

1.

Recapitalization

The Recapitalization Terms as agreed among the Parties are set forth in the Term Sheet, which is incorporated herein and made a part of the Support Agreement. In the case of a conflict between the provisions contained in the text of the Support Agreement and the Term Sheet, the provisions of the Support Agreement shall govern. The Support Agreement and the Term Sheet are herein collectively referred to as this "Agreement".

2.

Representations and Warranties of Consenting Noteholder

The Consenting Noteholder hereby represents and warrants to each of the other Parties (and acknowledges that each of the other Parties is relying upon such representations and warranties) that:

(a)

It (or a client thereof for which it has discretionary authority to manage or administer funds) is a legal or beneficial holder of Notes in the principal amount(s) set forth in a letter of acknowledgement executed by such Consenting Noteholder as at the date of this Agreement (the "Relevant Notes"; the Relevant Notes, together with the aggregate amount owing in respect of the Relevant Notes, including accrued interest and any other amount that would be part of its claim under the Plan, its "Debt");

(b)

It has the authority to vote or direct the voting of its Debt;

(c)

It is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Agreement; it has conducted its own analysis and made its own decision to enter in this Agreement and has obtained such independent advice in this regard as it deemed appropriate; and it has not relied in such analysis or decision on any Person other than its own independent advisors (it being recognized that legal and financial advisors ("Committee Advisors") to the informal committee of holders of the Notes to which the Consenting Noteholder belongs as of the date hereof, are not, by virtue of advising such committee, advisors to any Noteholders, including the Consenting Noteholder, on an individual basis);

(d)

This Agreement has been duly executed and delivered by it, and, assuming the due authorization, execution and delivery by the Companies, this Agreement constitutes the legal, valid and binding obligation of the Consenting Noteholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(e)

It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to execute and deliver this Agreement resulting from its acceptance hereof and to perform its obligations hereunder;

(f)

The execution and delivery of this Agreement by it and the completion by it of the transactions contemplated herein do not and will not, to the best of the knowledge after due inquiry of the officers, partners and employees of the Consenting Noteholder who have been working on the Recapitalization (the "Relevant Noteholder Personnel"), violate or conflict with any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Consenting Noteholder or any of its properties or assets; and

(g)

To the best of the knowledge after due inquiry of the Relevant Noteholder Personnel, there is no proceeding, claim or investigation pending before any Governmental Entity, or threatened against the Consenting Noteholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Consenting Noteholder’s ability to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement.

3.

The Companies’ Representations and Warranties

Each of the Companies hereby represents and warrants to the Consenting Noteholder (and each of the Companies acknowledges that the Consenting Noteholder is relying upon such representations and warranties) that:

(a)

It is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Agreement; it has conducted its own analysis and made its own decision to enter in this Agreement and has obtained such independent advice in this regard as it deemed appropriate; and it has not relied in such analysis or decision on any Person other than its own independent advisors;

(b)

This Agreement has been duly executed and delivered by it, and, assuming the due authorization, execution and delivery by the Consenting Noteholder, this Agreement constitutes the legal, valid and binding obligation of such Company, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(c)

It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to execute and deliver this Agreement resulting from its acceptance hereof and, subject to the approval of the Plan by the court having jurisdiction over the Recapitalization Proceedings (the "Court"), to consummate the transactions contemplated hereby;

(d)

The execution and delivery of this Agreement by such Company and the completion by it of the transactions contemplated herein do not and will not, to the best of the knowledge after due inquiry of the officers, partners and employees of such Company who have been involved in the discussions concerning the Recapitalization (the "Relevant Company Personnel") violate or conflict with any judgment, order, statute, law, ordinance, rule or regulation applicable to such Company or any of its properties or assets; and

(e)

To the best of the knowledge after due inquiry of the Relevant Company Personnel, there is no proceeding, claim or investigation pending before any Governmental Entity, or threatened against such Company or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on such Company’s ability to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement.

4.

Consenting Noteholder Covenants and Consents

(a)

The Consenting Noteholder consents and agrees to the terms of, and the transactions contemplated by, this Agreement.

(b)

The Consenting Noteholder agrees with the Companies that between the date of delivery of this Agreement and the Expiry Date (defined below), it shall not, directly or indirectly:

(i)

sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of its Debt or any interest therein (or permit any of the foregoing with respect to any of its Relevant Notes or Debt) or enter into any agreement, arrangement or understanding in connection therewith, except that the Consenting Noteholder may transfer its Debt to (x) to the extent the Consenting Noteholder is managing the Debt on behalf of a fund, to another fund managed by the Consenting Noteholder if the representations and warranties set forth in Section 2 remain true and correct in all respects after such transfer or (y) any other Person provided that (1) prompt written notice of such transfer is provided to the Companies, and (2) the transferee agrees in writing prior to such transfer to be bound by all the terms of this Agreement as if such transferee had originally executed this Agreement. Any transfer that does not comply with this paragraph shall be void ab initio; or

(ii)

except as contemplated by this Agreement or already in effect on the date hereof, deposit any of its Debt into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of its Debt.

(c)

The Consenting Noteholder agrees that, until the Expiry Date, it shall not, and shall not authorize or instruct any Committee Advisors or any trustees, investment bankers, lawyers, accountants, consultants or other agents or advisors of the Consenting Noteholder to, directly or indirectly:

(i)

initiate, solicit, encourage or seek, directly or indirectly, any inquiries relating to or the making or implementation of any Third Party Transaction Proposal;

(ii)

engage in any negotiations concerning, or provide any information or data to, or have any substantive discussions with, any Person relating to a Third Party Transaction Proposal;

(iii)

otherwise cooperate in or knowingly facilitate any effort or attempt to make, implement or accept any proposal or offer that constitutes, or may reasonably be expected to lead to, any Third Party Transaction Proposal; or

(iv)

enter into a contract with any Person relating to a Third Party Transaction Proposal; or knowingly breach any information fire wall of the type referred to in Section 11(a).

(d)

The Consenting Noteholder agrees that, until the Expiry Date and regardless of whether a Third Party Transaction Proposal is made, it shall:

(i)

vote (or cause to be voted) all of its Debt:

(A)

in favour of the approval, consent, ratification and adoption of the Recapitalization and the Plan (and any actions required in furtherance thereof); and

(B)

against any action that would result in any breach of any representation, warranty, covenant or agreement or any other obligation of the Companies in the Term Sheet or the Plan;

(ii)

support the approval of the Plan as promptly as practicable by the Court;

(iii)

not support any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the Recapitalization or the Plan;

(iv)

not do anything to frustrate or hinder the consummation of the Recapitalization or the Plan, including, without limitation, not to take any action with respect to any Identified Events of Default;

(v)

consent (on its own behalf) to any reasonable requests by the Companies for a waiver of any Identified Events of Default pending implementation of the Plan; and

(vi)

execute any and all documents and perform any and all commercially reasonable acts required by this Agreement to satisfy all of its obligations hereunder.

(e)

The Consenting Noteholder agrees, subject at all times to Section 10:

(i)

to the existence and factual details of this Agreement being set out in any public disclosure, including, without limitation, press releases and court materials, produced by the Companies at the discretion of the Companies in connection with the Recapitalization and the Plan; and

(ii)

to this Agreement being filed and/or available for inspection by the public to the extent required by law.

(f)

Until the Expiry Date (but subject to Section 4(g) and to any terms of like effect in the Plan if approved), the Consenting Noteholder shall not, and hereby agrees not to, commence or participate in any claim, derivative or otherwise, against the Companies or any of their respective directors, officers, subsidiaries or affiliates (or any of their respective successors) relating to the negotiation, execution and delivery of this Agreement, the Term Sheet, the Plan or the consummation of the Recapitalization.

(g)

The Consenting Noteholder agrees that at the effective time of implementation of the Plan and provided that the similar releases described in Section 5(c) simultaneously become fully effective and enforceable, the Companies, the Indenture Trustees and their respective subsidiaries and affiliates and their respective present and former shareholders, officers, directors, employees, auditors, financial advisors, legal counsel and agents (collectively, the "Company Released Parties") will be released and discharged (by way of a separate release to be executed by the Consenting Noteholder, a Court order, a combination of the foregoing or otherwise) from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the date of implementation of the Plan relating to, arising out of or in connection with the Notes, the Indentures (including, without limitation, the guarantee obligation of the Parent contained therein), the Recapitalization, the Term Sheet, the New Loan, the business and affairs of the Companies and their respective subsidiaries and affiliates, the Recapitalization Proceedings and any other proceedings commenced with respect to the Plan and the Recapitalization; provided that nothing in this paragraph will release or discharge any of the Companies or the Indenture Trustees from or in respect of its obligations to the Consenting Noteholder under the Plan, the Term Sheet or the New Loan and further provided that nothing in this paragraph will release or discharge a Company Released Party if the Company Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed gross negligence, fraud or wilful misconduct.

5.

Companies’ Covenants

(a)

The Companies agree that, once this Agreement has become effective and binding on the parties hereto, the Companies will, in a timely manner, cause to be issued a press release or other public disclosure that discloses the material provisions of the Recapitalization Terms (subject to Section 10).

(b)

Subject to Section 8, the Companies agree to file the Plan on a timely basis consistent with the Term Sheet and use their commercially reasonable efforts to achieve approval of the Plan by the Court and implementation of the Recapitalization by the end of February 2008, including recommending to shareholders and Noteholders that they vote to approve the Plan and taking all reasonable actions necessary to obtain any regulatory approvals for the Recapitalization.

(c)

The Companies, on their own behalf and on behalf of all of their subsidiaries and affiliates, agree that at the effective time of implementation of the Plan and provided that the similar releases described in Section 4(g) simultaneously become fully effective and enforceable, the Consenting Noteholder and the informal committee of holders of the Notes to which the Consenting Noteholder belongs as of the date hereof, together with their respective subsidiaries and affiliates and their respective present and former shareholders, officers, directors, employees, auditors, financial advisors, legal counsel and agents (collectively, the "Noteholder Released Parties") will be released and discharged (by way of a separate release to be executed by the Companies, a Court order, a combination of the foregoing or otherwise) from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the date of implementation of the Plan relating to, arising out of or in connection with the Notes, the Indentures, the Recapitalization, the Term Sheet, the New Loan, the Recapitalization Proceedings and any other proceedings commenced with respect to the Plan and the Recapitalization; provided that nothing in this paragraph will release or discharge any of the Noteholder Released Parties from or in respect of its obligations under the Plan, the Term Sheet or the New Loan and further provided that nothing in this paragraph will release or discharge a Noteholder Released Party if the Noteholder Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed gross negligence, fraud or wilful misconduct.

(d)

The Companies hereby indemnify and agree to hold harmless the Noteholder Released Parties from and against any and all demands, claims and other matters referred to in Section 5(c), asserted or commenced by any other Person against any of the Noteholder Released Parties on or after the date hereof (whether based on actions or omissions occurring before or after the date hereof), including any and all professional fees, expenses and disbursements incurred in defending against same, except to the extent (and only to the extent) the Noteholder Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed gross negligence, fraud or wilful misconduct.

6.

Good Faith Negotiation of Documents

Each Party covenants and agrees to negotiate the definitive documents relating to the Recapitalization, including the Plan and documents related to the Plan, in good faith and consistent with this Agreement.

7.

Change in Nature of Recapitalization

(a)

In the event that (i) the Companies determine in their good faith judgment that it is necessary or desirable to proceed with an alternative transaction structure, including, without limitation, a plan of compromise or arrangement under the Companies’ Creditors Arrangement Act ("CCAA") in conjunction with or instead of the Plan, (ii) such alternative transaction provides substantially the same treatment to all affected parties and the financial implications for Noteholders are the same, and (iii) such alternative transaction is initiated on or before April 30, 2008 (as described in each of the foregoing clauses (i), (ii) and (iii), an "Alternative Recapitalization"), the Consenting Noteholder shall support the completion of the Alternative Recapitalization in the same manner and to the same extent that it has agreed to support the Recapitalization and the Plan.

(b)

If any Alternative Recapitalization involves a meeting or meetings of holders of Notes, the Consenting Noteholder shall vote all of its Debt in favour of any matters necessary or ancillary to the completion of the Alternative Recapitalization.

(c)

In the event of any proposed Alternative Recapitalization, the references in this Agreement to the Recapitalization shall be deemed to be changed to "Alternative Recapitalization" and all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Recapitalization. In the event of any proposed Alternative Recapitalization that involves a plan under the CCAA in conjunction with or instead of the Plan under the CBCA, the references in this Agreement to the Plan shall be deemed to be changed to include or relate to, as the case may be, a plan under the CCAA.

8.

Alternative Transaction

The Companies shall pursue and support the Recapitalization in good faith and shall not solicit any proposed recapitalization proposal other than the Recapitalization, provided that this shall not prevent the Companies from receiving any such proposal from a third party and negotiating such proposal with a third party if the Companies, on advice of their financial advisors and outside legal counsel, believe such proposal could reasonably be expected to result in a transaction more favourable to the Companies and their stakeholders (including the Noteholders) than the Recapitalization (an "Alternative Transaction"). If the Tembec Board determines in good faith (after consultation with its financial advisors and its outside legal counsel) that it can no longer support or recommend the Recapitalization and either of the Companies enters into a written agreement with respect to an Alternative Transaction, the Companies shall promptly provide notice of same to the Consenting Noteholder and this Support Agreement shall be terminated in accordance with Section 9.

9.

Termination

This Support Agreement and the obligations of the Companies and the Consenting Noteholder set out in this Support Agreement shall terminate upon the earliest to occur of:

(a)

the failure to file the Plan with the Court on or before February 29, 2008, unless the Companies are pursuing an Alternative Recapitalization, in which case, the failure to initiate the Alternative Recapitalization on or before April 30, 2008;

(b)

the implementation of the Plan or the Alternative Recapitalization, as the case may be;

(c)

the date either of the Companies enters into a written agreement with respect to an Alternative Transaction (which, for greater certainty, excludes any transaction that is an Alternative Recapitalization as described in Section 7);

(d)

the breach by the Companies of any material representation, warranty, covenant or other material obligation provided for in this Agreement; and

(e)

June 30, 2008

(such earliest date being the "Expiry Date").

Each Party shall be responsible and shall remain liable for any breach of this Agreement by such Party occurring prior to the termination of this Agreement. No termination fee is payable under this Support Agreement but, notwithstanding any termination of this Support Agreement, the Companies shall be responsible to pay the "Termination Fee" described in Section 37 of the Term Sheet, if applicable, on the terms set out in said Section 37, including any portion thereof payable to the Consenting Noteholder in its capacity as a backstop provider under the Term Sheet.

10.

Confidentiality

The Companies agree, on their own behalf and on behalf of their Representatives (defined below), to use reasonable best efforts to maintain the confidentiality of the identity and holdings of the Consenting Noteholder; provided, however, that such information may be disclosed: (i) to the Companies’ respective directors, trustees, executives, officers, auditors, and employees and financial and legal advisors or other agents (collectively referred to herein as the "Representatives" and individually as a "Representative") provided that each such Representative is informed of this confidentiality provision; and (ii) to Persons in response to, and to the extent required by, (x) any subpoena, or other legal process, including, without limitation, by the Court or applicable rules, regulations or procedures of the Court, or (y) any regulatory agency or authority. If the Companies or their Representatives receive a subpoena or other legal process as referred to in clause (ii)(x) above in connection with this Agreement, the Companies shall provide the Consenting Noteholder with prompt written notice of any such request or requirement, to the extent permissible and practicable under the circumstances, so that the Consenting Noteholder may (at the Companies’ expense) seek a protective order or other appropriate remedy or waiver of compliance with the provisions of this Agreement. Notwithstanding the provisions in this Section 10: (a) the Companies may disclose the existence of and nature of support evidenced by this Agreement in any public disclosure (including, without limitation, press releases and Court materials) produced by the Companies at the discretion of the Companies, provided that in the context of any such public disclosure, only the aggregate holdings of the Consenting Noteholder and each other holder of Notes that executes a support agreement may be disclosed (but not their individual holdings); (b) the Companies may disclose the holdings of the Consenting Noteholder in any action to enforce this Agreement or in an action for damages as a result of any breaches hereof; and (c) the Companies may disclose, to the extent consented to in writing by a Consenting Noteholder, the Consenting Noteholder’s holdings. Except as set forth in Section 5(a), nothing in this Agreement shall obligate the Companies to make any public disclosure of this Agreement, the Term Sheet, the Recapitalization or the Plan.

11.

Miscellaneous

(a)

Subject to Section 11(c), notwithstanding anything herein to the contrary, this Agreement applies only to the Debt and to the Consenting Noteholder solely with respect to its legal and beneficial ownership of such Debt, and shall not apply to: (i) any securities, loans or other obligations that may be held, acquired or sold by, or any activities, services or businesses conducted or provided by, any group or business unit within or affiliate of the Consenting Noteholder that has not been involved in the Recapitalization discussions or is on the other side of an information fire wall with respect to the Relevant Noteholder Personnel; or (ii) any securities, loans or other obligations that may be beneficially owned by non-affiliated clients of the Consenting Noteholder.

(b)

Nothing in this Agreement is intended to preclude the Consenting Noteholder from engaging in any securities transactions, subject to the agreements set forth in Section 4 with respect to the Relevant Notes and other Debt.

(c)

If the Consenting Noteholder acquires additional Notes ("Additional Notes") after the date hereof, any and all rights and claims obtained by the Consenting Noteholder with respect to, on account of or pursuant to any Additional Notes shall automatically be subject to Section 4(d) of this Support Agreement but shall not be subject to any other provisions hereof.

(d)

The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement.

(e)

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(f)

Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

(g)

This Agreement (including the Term Sheet and the other schedules attached to this Agreement) constitute the entire agreement and supersede all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter hereof.

(h)

The agreements, representations and obligations of the Parties under this Agreement are, in all respects, several and not joint.

(i)

Any provision in this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Consenting Noteholder and the Companies or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

(j)

Any date, time or period referred to in this Agreement shall be of the essence except to the extent to which the Parties agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

(k)

Except as otherwise provided in this Agreement and any retainer agreements entered into by the Companies and Committee Advisors, each of the Parties shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

(l)

All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile transmission, in each case addressed to the particular Party:

(i)

If to the Companies, at:

Tembec Inc.
800 René-Lévesque Blvd. West, Suite 1050
Montréal, QC H3B 1X9
Canada

Attention: General Counsel
Facsimile: 514.397.0896

With a required copy (which shall not be deemed notice) to:

Goodmans LLP
250 Yonge Street, Suite 2400
Toronto, Ontario M5B 2M6
Canada

Attention: Robert J. Chadwick
Facsimile: 416.979.1234

(ii)

If to the Consenting Noteholder at:

The address set forth for the Consenting Noteholder at the address shown for it beside its signature

With a required copy (which shall not be deemed notice) to:

Bracewell & Giuliani LLP
225 Asylum Street, Suite 2600
Hartford, Connecticut 06103-1516
USA

Attention: Evan D. Flaschen
Facsimile: 860.760.6310

or at such other address of which any Party may, from time to time, advise the other Parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.

(m)

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(n)

The provisions of this Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Parties hereto, except by the Consenting Noteholder as set forth and to the extent permitted in Section 4(b)(i) and except that either Company may, upon giving notice to the Consenting Noteholder, assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate provided such affiliate is also an assignee under the Plan, without reducing its own obligations hereunder, without the consent of the Consenting Noteholder.

(o)

All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive until the Expiry Date, save and except for the obligations of the Companies under Sections 5(d), which shall survive after the Expiry Date.

(p)

This Agreement is governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party submits to the jurisdiction of the courts of competent jurisdiction in the Province of Ontario in respect of any action or proceeding relating to this Agreement. The Parties shall not raise any objection to the venue of any proceedings in any such court, including the objection that the proceedings have been brought in an inconvenient forum.

(q)

The Parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any Party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the Parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

(r)

The Consenting Noteholder agrees that it shall not make any public announcement or statement with respect to this Agreement, the Term Sheet, the Plan or the Recapitalization without the prior written approval of the Companies.

(s)

The Consenting Noteholder recognizes and acknowledges that this Agreement is an integral part of the Recapitalization, that the Companies would not enter into the Plan unless this Agreement was executed, and accordingly acknowledges and agrees that a breach by the Consenting Noteholder of any covenants or other commitments contained in this Agreement will cause the Companies to sustain injury for which they would not have an adequate remedy at law for monetary damages. Therefore, the Parties agree that in the event of any such breach, the Companies shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the Parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

(t)

The Parties confirm that it is their wish that this Agreement, as well as any other documents relating to this Agreement, including notices, schedules and authorizations, have been and shall be drawn up in the English language only.

Les signataires confirment leur volonté que la présente convention, de même que tour les documents s’y rattachant, y compris tout avis, annexe et autorisation, soient rediges en anglais seulement.

(u)

This Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

[Remainder of this page intentionally left blank; next page is signature page]

This Agreement has been agreed and accepted on the date first written above.

TEMBEC INC.

Per:	"James M. Lopez"
Name: James M. Lopez
Title: President and Chief Executive
Officer

Per:	"Michel Dumas"
Name: Michel Dumas
Title: Executive Vice President, Finance
and Chief Financial Officer

TEMBEC INDUSTRIES INC.

Per:	"James M. Lopez"
Name: James M. Lopez
Title: President and Chief Executive
Officer

Per:	"Michel Dumas"
Name: Michel Dumas
Title: Executive Vice President, Finance
and Chief Financial Officer

TEMBEC ENTERPRISES INC.

Per:	"James M. Lopez"
Name: James M. Lopez
Title: President and Chief Executive
Officer

Per:	"Michel Dumas"
Name: Michel Dumas
Title: Executive Vice President, Finance
and Chief Financial Officer

XXXXXXXXXXXXXXXXXXXX

Per:
Name: XXXXXXX
Title: XXXXXXXX
Address:
XXXXXXXXXXXXX
XXXXXXXXXXXXX

SCHEDULE A

TERM SHEET

TEMBEC INC.

RECAPITALIZATION TERM SHEET

RE: Tembec Inc.; Tembec Industries Inc. ("TII"); Tembec Enterprises Inc. ("TEI") (Tembec Inc., TII, TEI and all other material wholly-owned subsidiaries of Tembec Inc. are collectively referred to as "Tembec"); Senior Unsecured 8.625% Notes issued by TII due in 2009 (the "2009 Notes"); Senior Unsecured 8.5% Notes issued by TII due in 2011 (the "2011 Notes"); Senior Unsecured 7.75% Notes issued by TII due 2012 (the "2012 Notes") (the 2009 Notes, the 2011 Notes and the 2012 Notes are collectively referred to as the "Notes"); the holders of the 2009 Notes, 2011 Notes and 2012 Notes (the "2009 Noteholders", the "2011 Noteholders" and the "2012 Noteholders", respectively and collectively the "Noteholders"); existing common shareholders of Tembec Inc. (the "Shareholders"); the trust indentures under which the Notes were issued by TII, as amended, modified or supplemented prior to the date hereof (collectively the "Indentures").

The purpose of this Term Sheet is to set out the principal terms of a proposed Recapitalization (defined below) of Tembec and a new term loan to TII maturing in 2012 in the aggregate maximum principal amount of US$300 million (the "New Loan"). This Term Sheet does not create any obligations on the part of Tembec Inc., TII, TEI, any of their respective subsidiaries, any Noteholder, any Shareholder or any other person, until such party has executed a Support Agreement (defined below) attaching this Term Sheet and such Support Agreement has become effective and binding on such party in accordance with its terms.

This Term Sheet is a summary of the terms and conditions of the Recapitalization and the New Loan. Certain matters described herein (such as the terms and conditions of, and final documentation for, the New Loan) may be subject to the negotiation, execution and delivery of definitive documentation.

A.

RECAPITALIZATION

1.

Recapitalization

The Noteholders’ claims against TII and Tembec Inc. pursuant to the Notes and the Indentures shall be addressed in accordance with the following transactions (collectively, the "Recapitalization"), which are described in greater detail below and which shall be approved or implemented in part through a plan of arrangement (the "Plan") to be filed pursuant to section 192 of the Canada Business Corporations Act (the "CBCA") and approved and confirmed pursuant to a Court Order (the "Approval Order"):

(i)

the issuance (the "Recapitalized Equity Issuance") of new share capital by Tembec Inc. or a new successor public corporation (Tembec Inc. and any such new successor corporation referred to as "Tembec Inc.");

(ii)

the irrevocable exchange and transfer of the Notes and all of the Noteholders’ rights under the Notes and the Indentures for a portion of the Recapitalized Equity (defined below) allocated to the Noteholders pursuant to Section 3 below;

(iii)

the cancellation of the Indentures and the irrevocable extinguishment and elimination of all of the Noteholders’ entitlements with respect to the Notes and the Indentures, including TII’s obligations under the Notes and the Indentures and Tembec Inc.’s obligations as guarantor of TII’s obligations under the Notes and the Indentures; and

(iv)

the issuance of new warrants by Tembec Inc. (the "Warrants") on the terms set out in Part D.

The record date for the purposes of calculating the claims of all Noteholders shall be December 30, 2007 (the "Claims Record Date"). The aggregate amount of all Noteholders’ claims for principal and any accrued and unpaid interest as of the Claims Record Date is referred to herein as the "Noteholders’ Claim Amount". The aggregate amount of all Noteholders’ claims for principal, excluding any accrued and unpaid interest, as of the Claims Record Date is referred to herein as the "Noteholders’ Principal Claim Amount".

2.

Recapitalized Equity Issuance:

Immediately before the effective time of the Plan, and as a condition precedent to the Plan, Tembec Inc. shall: (i) issue 100,000,000 new common shares (each a "New Common Share" and collectively the "Recapitalized Equity") to replace all of its existing share capital (the "Existing Equity"); and (ii) reserve a sufficient number of additional new common shares in the capital of Tembec Inc. for issuance upon exercise of the Warrants (the "Warrant Shares"). The Recapitalized Equity shall be allocated as set forth in Section 3 below.

3.

Allocation of Recapitalized Equity:

The Recapitalized Equity shall be allocated as follows:

(i)

95,000,000 New Common Shares shall be distributed to the Noteholders as consideration for the Noteholders’ Principal Claim Amount. The New Common Shares shall be allocated among the Noteholders as follows:

  45,000,000 New Common Shares shall be allocated pro rata to the Noteholders based on each Noteholder’s respective share of the Noteholders’ Principal Claim Amount

  43,000,000 of the New Common Shares shall be allocated pro rata to those Noteholders who provide the New Loan based on the aggregate principal amount of the New Loan extended by each such Noteholder; and

  7,000,000 of the New Common Shares shall be allocated to those Noteholders who are Backstop Parties (defined below) pursuant to Section C.35; and

(ii)

5,000,000 of the New Common Shares shall be allocated pro rata to the Shareholders based on their respective holdings of the Existing Equity.

No fractional shares will be issued in respect of the Recapitalized Equity. Tembec shall use reasonable best efforts to obtain TSX listing for the Recapitalized Equity and the Warrants. If, after reasonable best efforts, Tembec is unable to obtain TSX listing for the Recapitalized Equity and the Warrants, Tembec shall use reasonable best efforts to obtain a listing for the Recapitalized Equity and the Warrants on another stock exchange or over the counter market.

4.

Senior Bank Facility:

The amended and restated financing agreement between TII, TEI, CIT Business Credit Canada Inc. ("CIT") and others dated May 30, 2007 (the "CIT Facility") shall remain in effect on substantially the same terms as currently in effect or replaced with a credit facility on substantially the same terms, including the first lien on the Working Capital Assets (defined below), subject to (i) any reasonable modifications requested by CIT or the replacement lender, as the case may be, and consented to by J.P. Morgan Securities, Inc. and/or JPMorgan Chase Bank, N.A., as backstop providers for the New Loan (collectively in such capacity, and otherwise taken together, "JPM"), acting reasonably, (ii) a second lien on the Fixed Assets (defined below), if agreed to by TII, TEI and CIT, (iii) other modifications necessary to ensure conformity with the New Loan and (iv) other modifications as provided for in this term sheet (the CIT Facility as so modified or any replacement facility, in accordance with the foregoing, being the "Senior Bank Facility").

CIT (or the replacement lender, as the case may be), the Administrative Agent (defined below), the Collateral Agent (defined below) and Tembec, each acting reasonably, shall enter into an intercreditor agreement in respect of the outstanding secured obligations, in form and substance satisfactory to JPM, acting reasonably.

5.

Treatment of Trade Debt:

TEI’s trade debt and any other trade debt of Tembec shall remain unaffected and shall be paid or satisfied in the ordinary course by TEI or Tembec, as the case may be.

6.

Treatment of Class B Shares and the IQ 6% Notes:

Tembec Inc. will: (a) issue a replacement unsecured 6% promissory note to Investissement Québec ("IQ") and other parties on terms no less favourable to Tembec than the existing 6% promissory note held by IQ (provided that interest shall be payable semi-annually on the principal amount of the replacement promissory note at a rate of 6% per annum and the replacement note shall not be convertible into equity), and in a principal amount not exceeding $18,000,000 with a maturity date no earlier than September 30, 2012; and (b) will enter into arrangements, satisfactory to Tembec Inc., with IQ and Société générale de financement du Québec ("SGF") providing for the elimination of the Series 2 and Series 4 Class B Shares of Tembec Inc. held by IQ and SGF, respectively, for no additional consideration.

7.

Treatment of Employee Obligations:

Tembec’s obligations to its employees, including without limitation, with respect to its pension plans, shall remain unaffected.

8.

Treatment of Other Obligations:

Tembec’s other obligations shall remain unaffected and shall be paid or satisfied in the ordinary course by Tembec.

9.

Warrants:

Warrants to acquire 11,111,111 new common shares in the capital of Tembec Inc. shall be distributed on the Implementation Date (defined below) pro rata to the Shareholders based on their respective holdings of the Existing Equity as additional consideration for the Shareholders’ Existing Equity. The general terms of the Warrants are more particularly described in Part D.

10.

CBCA Plan of Arrangement:

Under the Plan and a special meeting of Tembec Inc.’s shareholders, the Recapitalization shall be completed or approved, including, without limitation, the following transactions:

a)

the Recapitalized Equity Issuance;

b)

the Noteholders shall irrevocably exchange and transfer the Notes and all of their rights under the Notes and the Indentures for the portion of the Recapitalized Equity allocated to them pursuant to Section 3 above; and

c)

the Indentures shall be cancelled and all of the Noteholders’ entitlements with respect to the Notes and the Indentures, including TII’s obligations under the Notes and the Indentures and Tembec Inc.’s obligations as guarantor of TII’s obligations under the Notes and the Indentures, shall be irrevocably extinguished and eliminated.

The implementation of the Plan shall be subject to and conditional upon all required Court, creditor and other approvals, if and to the extent required. The Noteholders shall form a single class of creditors for the purpose of voting on the Plan. Tembec shall use reasonable best efforts to file the Plan on or before January 29, 2008 and to hold a Noteholder meeting and a Shareholder meeting on or before February 22, 2008 in respect of matters provided for in this Term Sheet. The successful completion of the Recapitalized Equity Issuance and issuance of the Warrants, and the reservation of the Warrant Shares, shall be a condition precedent to the Plan.

11.

Support Agreements

Certain Noteholders shall enter into support agreements attaching this Term Sheet as a Schedule (each a "Support Agreement") pursuant to which, among other things, each such Noteholder (individually, a "Noteholder Committee Member", with the ad hoc group of holders of the Notes to which such Noteholder Committee Member belongs being the "Noteholder Committee") will commit that (the following is a summary only, and in the event of any conflict between this summary and the Support Agreement, the terms of the Support Agreement shall govern):

(i)

Such Noteholder Committee Member will not solicit or enter into transactions with respect to the refinancing, recapitalization and/or restructuring of Tembec other than the Recapitalization and the New Loan;

(ii)

Such Noteholder Committee Member will support the Recapitalization by, among other things: (a) voting in favour of the Plan; (b) abstaining from any act that would frustrate or hinder consummation of the Recapitalization or the Plan, including, without limitation, abstaining from taking any action to enforce a remedy in respect of any Identified Events of Default (defined below); and (c) consenting to any reasonable requests by Tembec for a temporary waiver of any Identified Events of Default; and

(iii)

In the event that (a) Tembec determines in its good faith judgement that it is desirable to proceed with an alternative transaction structure, including, without limitation a plan of compromise and arrangement under the Companies’ Creditors Arrangement Act instead of or in conjunction with the Plan, (b) such alternative transaction provides substantially the same treatment to all affected parties and the financial implications for Noteholders are the same, and (c) such alternative transaction is initiated on or before April 30, 2008 (as described in each of the foregoing clauses (a), (b) and (c), an "Alternative Recapitalization"), such Noteholder Committee Member will support such Alternative Recapitalization in the same manner and to the same extent that is has agreed to support the Recapitalization and the Plan.

12.

Interest

Tembec shall not be required to make any payments on account of interest on the Notes prior to the Implementation Date, provided that: (a) Tembec shall have the right, in its sole discretion, to make any payments in cash on account of any unpaid interest due and owing, or which has accrued, as of the Claims Record Date under the Notes; and (b) on the Implementation Date, Tembec shall make payments in cash on account of any unpaid interest which has accrued under the Notes as of the Claims Record Date.

13.

Identified Events of Default

For the purposes of this Term Sheet, Identified Events of Default means the Events of Default (as defined in the Indentures), if any, that arise as a result of the transactions contemplated by this Term Sheet, the Recapitalization, the Plan, the commencement or prosecution of the arrangement proceedings contemplated hereby, or any failure to pay interest under the Indentures during the course of such arrangement proceedings prior to the implementation of the Plan.

14.

Conditions to Recapitalization:

The Recapitalization shall be subject to conditions mutually agreed upon by Tembec and JPM, including the following:

(i)

the Plan, Approval Order, the new (or amended) articles, by-laws and other constating documents, and all definitive legal documentation in connection with all of the foregoing, to be satisfactory to Tembec and JPM, each acting reasonably;

(ii)

from the effective date of the Support Agreements, there shall have been no material adverse change in Tembec’s business operations; for greater certainty, any change in Tembec’s business operations resulting from or arising in connection with any of the following does not constitute a material adverse change in Tembec’s business operations: (a) any change in GAAP; (b) any adoption, proposal, implementation or change in applicable laws or any interpretation thereof by any governmental authority; (c) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (d) any change affecting any of the industries in which Tembec operates, including changes in exchange rates or commodity prices; (e) any natural disaster; (f) the execution, announcement, or performance of a Support Agreement, this Term Sheet, the Plan or any other related agreement and the consummation of the transactions completed thereby; (g) any change in the market price or trading volume of any securities of Tembec or any suspension of trading in securities generally on any securities exchange on which any securities of Tembec trade; (h) the failure, in and of itself, of Tembec to meet any internal or public projections, forecasts or estimates of revenues or earnings; or (i) any action taken by Tembec which is contemplated in this Term Sheet;

(iii)

timely satisfaction by Tembec in all material respects of each obligation referred to in this Term Sheet and in the Support Agreements that is to be performed on or before the Implementation Date; and

(iv)

successful approval of the Plan and the Approval Order being in full force and effect and consummation of the transactions contemplated by the Plan.

15.

Other

Tembec, in consultation with the legal and financial advisors to the Noteholder Committee (the "Committee Advisors"), shall use its commercially reasonable efforts to structure and complete the Recapitalization in the most tax effective manner.

Upon implementation of the Plan, Tembec, the Shareholders, the Noteholder Committee, JPM, the Backstop Parties, the indenture trustees named in the Indentures (the "Indenture Trustees"), and any of the foregoing persons’ respective officers, directors, employees, auditors, financial advisors, legal counsel and agents shall be released and discharged from any liabilities or claims (other than liabilities or claims attributable to any of such persons’ gross negligence, fraud or wilful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the date of implementation of the Plan in connection with the Existing Equity, the Notes, the Indentures (including, without limitation, the guarantee obligation of Tembec Inc. contained therein), the Recapitalization, the New Loan, any proceedings commenced with respect to the Plan and the Recapitalization, and any other actions or matters related directly or indirectly to the foregoing; provided that nothing in this paragraph will release or discharge any of Tembec, the Shareholders, the Noteholder Committee, JPM, the Backstop Parties or the Indenture Trustees from or in respect of their respective obligations under the Plan or the New Loan.

The Noteholder Released Parties (as defined in the Support Agreements) shall be indemnified as more particularly described in the Support Agreements.

16.

Implementation Date

The target implementation date of the Recapitalization will be February 29, 2008, subject to approval of the Plan by the Court and any regulatory matters (the date on which the Plan is implemented being the "Implementation Date").

B.

NEW LOAN

17.

Agents:

Tembec, in consultation with JPM, shall designate the administrative agent (the "Administrative Agent") and the collateral agent(s) (the "Collateral Agent") for the lenders under the New Loan.

18.

Borrower:

TII (the "Borrower")

19.

Guarantors:

Tembec Inc., TEI and all material wholly-owned Canadian and United States ("U.S.") subsidiaries of Tembec Inc., TEI and the Borrower from time to time (collectively, the "Guarantors") will jointly and severally guarantee indebtedness of the Borrower under the New Loan.

20.

Amount of New Loan:

No later than 15 business days prior to the Implementation Date, the Borrower shall notify JPM and the Administrative Agent of the aggregate principal amount of the New Loan that will actually be borrowed (the "New Loan Amount") by the Borrower on the Implementation Date, which amount shall not be less than US$250,000,000 nor more than US$300,000,000 (the "Maximum New Loan Amount"). If the New Loan Amount will be less than the Maximum New Loan Amount, conforming changes will be made to the Definitive New Loan Documentation (defined below) in order to reflect the New Loan Amount as the stated amount of the New Loan.

21.

New Lenders:

The Noteholders as of the Claims Record Date (including any Backstop Parties in their capacity as Noteholders) will be entitled to participate for up to their pro rata share (based on their respective share of the Noteholders’ Principal Claim Amount) of the New Loan, subject to a minimum participation of US$250,000, provided that (i) in the case of a Noteholder resident in the United States, such Noteholder would otherwise qualify as, or is a fund that is an affiliate of and managed by the same fund manager as, a "qualified institutional buyer" within the meaning of Rule 144A under the US Securities Act of 1933, as amended or, (ii) in the case of a Noteholder resident in a province or territory of Canada, such Noteholder would otherwise qualify as an "accredited investor" as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions (the "National Instrument"), or (iii) in the case of a Noteholder resident outside of Canada or the United States, such Noteholder would otherwise qualify as an "accredited investor" as such term is defined in the National Instrument as if such Noteholder was resident in Canada and can demonstrate to Tembec that it is qualified to participate in the New Loan in accordance with the laws of its jurisdiction of residence (the aggregate amount participated, the "Participated Amount") (those who participate, the "New Lenders").

22.

Security for New Loan:

(i)

To secure repayment of amounts owing under the New Loan and the related guarantees, the Borrower and the Guarantors (collectively, the "Credit Parties") will provide the Collateral Agent with a security interest in all of their respective property, assets and undertakings, including, without limitation, a pledge of the stock or other interests in their respective material majority-owned subsidiaries. With respect to the collateral currently securing the Senior Bank Facility (the "Working Capital Assets"), the security interest will be a second lien; with respect to all other property, assets and undertakings of the Credit Parties (the "Fixed Assets"), the security interest will be a first lien. It is understood and agreed that the liens securing the New Loan will be subject only to the permitted liens as outlined in Section 27(iv)

(ii)

The Credit Parties shall be permitted to enter into agreements designed to protect the Credit Parties against fluctuations in interest rates and currency exchange rates subject to conditions and limitations to be agreed to by the Credit Parties and JPM ("Permitted Hedging Agreements"), and the Credit Parties shall be permitted to grant security in respect of its obligations under Permitted Hedging Agreements, which security shall rank pari passu with the security securing the amounts owing under the New Loan.

(iii)

The security interest described in paragraph (i) above will take the form of a charge on all assets and a fixed charge on material assets as agreed by JPM and the Credit Parties and shall be subject to usual exceptions, including, without limitation: (a) assets that cannot be pledged without the consent of one or more third parties (provided that, (x) upon request by JPM, the relevant Borrower or Guarantor will use commercially reasonable efforts to obtain such consent and (y) upon elimination of such restriction, such assets shall be pledged (and for the avoidance of doubt, this exception shall not apply to assets as to which consent is required under the Senior Bank Facility)); and (b) any assets to the extent that (1) the burden or cost of obtaining or perfecting a security interest therein outweighs the benefit of the security afforded thereby as reasonably determined by the Credit Parties and JPM, (2) the granting of a security interest therein is not available or would be prohibited by enforceable anti-assignment provisions of contracts or applicable law in the relevant jurisdiction (provided that, upon elimination of such restriction, such assets shall be pledged), and (3) a pledge of such assets would violate the terms of any contract with respect to such assets. Upon implementation of the Plan, TEI shall release all security granted to it by TII in respect of any obligations outstanding between such parties.

(iv)

For greater certainty, nothing in this Section 22 shall apply to or affect any joint venture to which Tembec is a party or any of Tembec’s interests in or obligations with respect to any such joint venture, and nothing in this Section 22 shall apply to or affect any non-Canadian and non-U.S. subsidiaries or Tembec’s interests therein (other than to the extent of the pledge of a Credit Party’s equity interests therein and the second lien security interest in any receivables from such subsidiaries that may be owing to a Credit Party).

23.

Purpose of the New Loan:

The funds borrowed under the New Loan may be used by Tembec for the repayment of working capital facilities, capital expenditures and general corporate purposes.

24.

Effect of Over-Participation:

If the New Loan Amount is less than the Maximum New Loan Amount, then each New Lender’s share of the New Loan will be in an amount equal to such New Lender’s pro rata share (based on the participation requested by each New Lender as a proportion of the Maximum New Loan Amount) of the New Loan Amount.

25.

Maturity of New Loan:

The New Loan will mature on the date that is 4 years from the Implementation Date with no principal repayments prior to maturity except as noted in Section 27(i) below and except for customary provisions relating to casualty and insurance proceeds and 35% of equity issuance proceeds. A prepayment premium shall not apply to any of the foregoing repayments.

26.

Interest on the New Loan:

For Base Rate loans, payable quarterly in cash in arrears at the rate equal to the Base Rate plus 6.0%.

For LIBOR loans, payable in cash in arrears at the end of one, two or three months after the beginning of the relevant interest period (as designated in writing by the Borrower to the Administrative Agent prior to the beginning of a new interest period) at the rate equal to the relevant LIBOR plus 7.0%.

Default rate of Base Rate plus 8.0% (the "Default Rate"). LIBOR loans shall not be available after the occurrence of a Default, and any loans outstanding as at the time of such Default shall be automatically converted to Base Rate loans at such time and accrue interest at the Default Rate.

27.

Covenants:

The definitive documentation relating to the New Loan (the "Definitive New Loan Documentation") shall contain the following material covenants affecting the Credit Parties and any other covenants as agreed to by JPM and the Borrower prior to finalization of the Definitive New Loan Documentation:

(i)

A customary asset sale covenant covering collateral; provided that the Credit Parties may: (a) dispose of certain defined assets listed on a Schedule provided to the Committee Advisors prior to the JPM Backstop Date (defined below) having a maximum fair market value not to exceed CDN$50 million in the aggregate during the term of the New Loan; (b) sell inventory and receivables in the ordinary course; (c) dispose of any assets with an aggregate value of less than CDN$15 million in any 12-month period; and (d) dispose of any fixed assets (or exchange any existing fixed assets for substantially new fixed assets of substantially equal value, which will be added to the collateral pool for the New Loan) provided that any net proceeds from the disposition of such fixed assets shall be applied within 180 days to acquire or reinvest in, at fair market value, any new fixed assets, and provided that until the application thereof (x) such proceeds shall be held by the Administrative Agent (or, at the Administrative Agent’s option, by the Collateral Agent) under its sole dominion and control; provided that the Administrative Agent or the Collateral Agent, as the case may be, shall release a portion of the proceeds to the Credit Parties as required for reinvestment in capital expenditures relating to projects (but excluding ordinary course maintenance capital expenditures) based on a budgeted amount of such capital expenditures, (y) such dispositions shall not exceed CDN$50,000,000 per year, and (z) proceeds not so reinvested or in excess of such limit shall be applied to repay the New Loan;

(ii)

A debt incurrence covenant such that the Credit Parties may not incur debt other than: (a) debt obligations in respect of Permitted Hedging Agreements; (b) debt under the Senior Bank Facility in an amount not to exceed the amount available from time to time under the Senior Bank Facility based on the borrowing base formula set out in the Senior Bank Facility as at the JPM Backstop Date; (c) capital lease obligations, purchase money debt (including for permitted acquisitions or investments) and mortgage financings in an aggregate amount not to exceed CDN$25,000,000; (d) debt incurred in respect of or in connection with any government incentive programs not to exceed an amount outstanding at any one time during the term of the New Loan of CDN$20,000,000; (e) debt existing as at September 30, 2007 identified on a Schedule provided to the Committee Advisors prior to the JPM Backstop Date; (f) debt assumed in connection with an acquisition of assets or of a business; (g) replacement or refinancing of existing debt and debt permitted to be incurred pursuant to this paragraph in an amount not to exceed the amount of such debt and with no earlier maturity date; (h) debt incurred in the ordinary course of business as agreed to by the Borrower and JPM; (i) a general basket of CDN$50,000,000 outstanding at any one time for the term of the New Loan; and (j) any other permitted debt as agreed to by the Borrower and JPM;

(iii)

A customary restricted payments covenant with carve-outs to include, among other things, a general basket to be agreed upon by the Borrower and JPM and permitted investments to be agreed upon by the Borrower and JPM, including, without limitation, a basket of CDN$20,000,000 in the aggregate for investments in joint ventures and a general basket to be agreed upon by the Borrower and JPM;

(iv)

A limitation on liens covenant such that the Credit Parties may not create or incur any lien upon their property except: (a) customary permitted liens; (b) liens securing Permitted Hedging Agreements; (c) liens in respect of the Senior Bank Facility, permitted capital lease obligations, purchase money debt and mortgage financings; (d) subordinated liens in respect of debt permitted under subparagraph (ii)(i) above, subject to an intercreditor agreement acceptable to the Administrative Agent; and (e) other liens agreed upon by the Borrower and JPM;

(v)

A subsidiary distributions covenant such that the Credit Parties may not restrict the ability of any material subsidiary of the Credit Parties to make payments or transfer assets to the Credit Parties, except for customary carve-outs, including, without limitation, restrictions entered into pursuant to the Recapitalization and the New Loan, restrictions imposed pursuant to an agreement to sell a subsidiary of the Credit Parties (or all or substantially all of its assets), and any restrictions on transfers of assets pursuant to permitted liens;

(vi)

A fundamental changes covenant such that the Credit Parties may not enter into any merger, consolidation, amalgamation or other change of control transaction, except such transactions as are customarily permitted in a fundamental changes covenant for transactions of this type and any amalgamations among the Credit Parties;

(vii)

a limitation on affiliate transactions covenant such that, subject to customary carve-outs for transactions of this type, the Credit Parties shall not be permitted to enter into transactions with affiliates unless such transactions are either: (a) in the ordinary course and on terms and conditions no less favourable to Tembec than they would be if the transaction were to be negotiated with a party dealing at arms-length (in which case clause (b) does not apply); or (b) approved by the New Board in the case of affiliate transactions in excess of CDN$2,000,000 that do not fall within clause (a), provided that the aggregate amount of transactions outlined in this clause (b) shall not exceed CDN$15,000,000 during any 12-month period;

(viii)

A maintenance covenant such that, during any Non-Availability Period, Tembec Inc. shall maintain at all times consolidated EBITDA (as provided for in the Senior Bank Facility) of not less than CDN$150,000,000, calculated at the end of each monthly accounting period of Tembec Inc. for the 12 month period then ended, provided that for the purposes of this calculation, EBITDA shall be increased by the amount of the net proceeds of any debt which is unsecured with respect to any property or assets of Tembec or any of its restricted subsidiaries or any common share equity issuances of Tembec, in each case, which is permitted to be incurred or issued pursuant to the Senior Bank Facility, received by Tembec during such period (the "Maintenance Covenant"). For the purposes of this paragraph, "Non-Availability Period" means the period from the date on which Availability (as defined in the Senior Bank Facility) under the Senior Bank Facility has been less than CDN$35,000,000 (calculated on a daily basis) for 5 consecutive business days until the date Availability under the Senior Bank Facility has been greater than CDN$35,000,000 for 30 consecutive business days;

(ix)

A covenant limiting guarantees by the Credit Parties as agreed upon between the Borrower and JPM; and

(x)

A covenant concerning the addition of new material Guarantors and the release of immaterial dormant Guarantors as agreed upon between the Borrower and JPM.

28.

Senior Bank Facility Amendments

In the event that the terms of (including any defined terms referenced in) the financial maintenance covenant currently set out in Section 7.4(b) of the CIT Facility or any event of default relating to such financial maintenance covenant are amended, waived or modified in any way, the comparable Maintenance Covenant or event of default relating to such Maintenance Covenant set out in the Definitive New Loan Documentation shall be automatically and correspondingly amended, waived or modified (taking into account any differences between defined terms in the Senior Bank Facility and defined terms in the Definitive New Loan Documentation) without the consent of the Administrative Agent or any of the New Lenders.

In the event that the Senior Bank Facility is amended to include an additional financial maintenance covenant, such additional financial maintenance covenant, or event of default relating to such covenant, shall be automatically and correspondingly added to the Definitive New Loan Documentation (taking into account any differences between the defined terms in the Senior Bank Facility and the defined terms of the Definitive New Loan Documentation) (an "Additional Maintenance Covenant"). In the event that any additional financial maintenance covenant added to the Senior Bank Facility or any event of default relating to such additional financial maintenance covenant is amended, waived or modified in any way, the comparable Additional Maintenance Covenant or event of default relating to such Additional Maintenance Covenant set out in the Definitive New Loan Documentation shall be automatically and correspondingly amended, waived or modified (taking into account any differences between defined terms in the Senior Bank Facility and defined terms in the Definitive New Loan Documentation) without the consent of the Administrative Agent or any of the New Lenders.

If the Borrower pays any consent fee or waiver fee or provides any other inducement (financial, collateral or otherwise) with respect to any amendment, modification, waiver or consent of the financial maintenance covenant currently set out in Section 7.4(b) of the CIT Facility or of any additional financial maintenance covenant added to the Senior Credit Facility, the same fee (or other inducement) shall be payable to the Administrative Agent on behalf of the New Lenders under the New Loan.

Notwithstanding the foregoing, if any amendment, restatement, modification, or replacement of the Senior Credit Facility has the effect of removing or eliminating such financial maintenance covenant or any additional financial maintenance covenant or related event of default, then: (a) the Definitive New Loan Documentation shall continue to contain such financial maintenance covenant or any additional financial maintenance covenant as in effect immediately prior to such amendment, restatement, modification, or replacement; and (b) no consent fee or waiver fee (or other inducement) provided under the Senior Bank Facility with respect to such amendment, restatement, modification or replacement shall be payable to the Administrative Agent.

Other than as set out above, no amendments, waivers or modifications to the Senior Bank Facility shall affect or alter in any way the Definitive New Loan Documentation.

Other than as set out in Section 27 or as contemplated in this Section 28, the Definitive New Loan Documentation shall not contain any financial covenants or financial maintenance covenants.

29.

Optional Prepayment of New Loan:

The Definitive New Loan Documentation shall provide Tembec with the option to prepay all or a portion of the New Loan at any time upon payment of the principal amount of the New Loan to be prepaid (the "Prepaid Principal Amount") plus accrued and unpaid interest on such Prepaid Principal Amount and a premium on the Prepaid Principal Amount of 4% in the first year, 3% in the second year, 2% in the third year and no premium thereafter. Any principal amounts prepaid shall not be available for reborrowing. Any such prepayments not made at the end of an interest rate period shall include appropriate breakage costs.

30.

Events of Default:

The default provisions in the Definitive New Loan Documentation shall be similar to those in the Senior Bank Facility, except that it will only include cross-acceleration and not cross-default provisions with respect to the Senior Bank Facility.

31.

Conditions to New Loan:

The New Loan shall be subject to conditions mutually agreed upon by Tembec and JPM, including the following:

(i)

customary individual background checks on senior management and compliance with the Patriot Act, the results of which are satisfactory to JPM, acting reasonably;

(ii)

all definitive legal documentation, including a credit agreement, security agreements, pledge agreements, intercreditor agreements, subordination agreements and legal opinions satisfactory to JPM, acting reasonably;

(iii)

compliance with US and Canadian banking rules and regulations (e.g. anti-money laundering, "know your customer", Patriot Act etc.);

(iv)

no default or event of default shall have occurred and be continuing, both immediately prior to and after giving effect to the transactions on the Implementation Date, pursuant to the terms of the Definitive New Loan Documentation; and

(v)

satisfaction of the Conditions to Recapitalization in Section A.14.

C.

NEW LOAN BACKSTOP PROVISIONS

32.

JPM Backstop:

Tembec and JPM shall enter into an agreement pursuant to which JPM shall backstop the funding of the entire Maximum New Loan Amount (the "JPM Backstop", the date of such agreement, the "JPM Backstop Date"), subject to Section 39. The JPM Backstop shall be provided on terms to be mutually agreed between Tembec and JPM, which shall include: (i) that Tembec shall forthwith pay JPM’s reasonable professional fees and expenses through to the JPM Backstop Date; and (ii) that Tembec shall, on a monthly basis thereafter, pay JPM’s reasonable professional fees and expenses incurred from the JPM Backstop Date through to the earlier of: (i) 30 days following the Implementation Date or (ii) the JPM Backstop Termination Date.

Nothing herein shall limit or restrict JPM from acting in any capacity in addition to acting as the JPM Backstop provider.

33.

JPM Backstop Fee:

In consideration for providing the JPM Backstop, JPM shall be entitled to a backstop fee of US$3,000,000, which shall be earned on the JPM Backstop Date and paid in full on January 2, 2008.

34.

Backstop:

(a)

Defined Terms:

"Additional Backstop" means the backstop provided by the Additional Backstop Parties for the Additional Backstop Amount.

"Additional Backstop Amount" means the backstop amount agreed to be provided by the Additional Backstop Parties, up to a maximum aggregate amount of US$201,500,000.

"Additional Backstop Parties" means those Noteholders (or their affiliates) (i) who are designated by Tembec no later than January 31, 2008 (the "Additional Backstop Date") and (ii) who enter into support agreements with Tembec substantially similar to the Support Agreements.

"Backstop Parties" means, collectively, the Initial Backstop Parties and the Additional Backstop Parties.

"Initial Backstop" means the backstop provided by the Initial Backstop Parties for the Initial Backstop Amount.

"Initial Backstop Amount" means US$300,000,000 minus the Additional Backstop Amount.

"Initial Backstop Parties" means those Noteholders (or their affiliates) who (i) are not disqualified by JPM’s customary policies and requirements for lending syndicate members, consistently applied and (ii) have, on or before the JPM Backstop Date, executed backstop loan commitment agreements with JPM as identified to Tembec.

"Participation Shortfall" means the difference between the New Loan Amount and the Participated Amount.

"Standby Backstop" means the backstop provided by the Initial Backstop Parties in the amount of US$300,000,000 minus the Initial Backstop Amount (which difference is equal to the Additional Backstop Amount).

(b)

Noteholder Backstop Agreements:

The backstop agreement between JPM and each Initial Backstop Party shall be on customary terms and shall: (a) commit the Initial Backstop Party, subject to Section 39, to provide a loan to Tembec in an amount equal to such Initial Backstop Party’s relevant backstop amount as may be required to fully fund the Maximum New Loan Amount; (b) outline the terms of its backstop arrangements with JPM, including, without limitation, the Standby Backstop; and (c) provide that JPM may assign such backstop loan commitment agreement to Tembec without the consent of such Initial Backstop Party.

On or before the Additional Backstop Date, each Additional Backstop Party shall enter into a backstop loan commitment agreement with Tembec: (a) committing, subject to Section 39, to provide a loan to Tembec in an amount equal to such Additional Backstop Party’s relevant backstop amount required in order to fully fund the Additional Backstop Amount; (b) outlining the terms of its backstop arrangements with Tembec; and (c) providing that (i) Tembec may, if so requested by JPM, assign such backstop loan commitment agreement to JPM without the consent of such Additional Backstop Party and (ii) in the event such Additional Backstop Party defaults on its obligations under its backstop loan commitment agreement with Tembec and JPM funds such default in accordance with Section 38, Tembec shall assign such backstop loan commitment agreement to JPM. The backstop agreements with the Additional Backstop Parties shall not be on terms more favourable to the Additional Backstop Parties than contained in the backstop agreements with the Initial Backstop Parties.

(c)

Backstop Funding:

The Participation Shortfall (if any) shall be funded pro rata by the Initial Backstop Parties and the Additional Backstop Parties based on the Initial Backstop Parties' and the Additional Backstop Parties' respective proportions of the sum of the Initial Backstop Amount and the Additional Backstop Amount.

35.

Allocation of Recapitalized Equity to Backstop Parties:

The Backstop Parties shall be entitled to the following Recapitalized Equity:

(i)

The Initial Backstop Parties shall be entitled to:

a.

2,000,000 of the New Common Shares when issued; plus

b.

The number of New Common Shares (when issued) equal to (x) 5,000,000 times (y) a fraction, the numerator of which is the Initial Backstop Amount and the denominator of which is the Maximum New Loan Amount; plus

(ii)

The Additional Backstop Parties shall be entitled to:

a.

The number of New Common Shares (when issued) equal to (x) 5,000,000 times (y) a fraction, the numerator of which is the Additional Backstop Amount and the denominator of which is the Maximum New Loan Amount.

36.

Backstop Fees:

Subject to Section 38, the Backstop Parties shall be entitled to the following fees:

(i)

The Initial Backstop Parties shall be entitled to:

a.

Cash on the Implementation Date in an amount equal to 2.25% of the Initial Backstop Amount; plus

b.

Cash on the Implementation Date in an amount equal to 1.0% of the Additional Backstop Amount.

(ii)

The Additional Backstop Parties shall be entitled to:

a.

Cash on the Implementation Date in an amount equal to 2.25% of the Additional Backstop Amount.

37.

Backstop Termination Fee:

A one-time termination fee (the "Termination Fee") of US$8,500,000 plus all reasonable legal fees and related expenses incurred by JPM shall be payable, in cash, and allocated (i) US$3,500,000 to the Initial Backstop Parties, and (ii) US$5,000,000 to the Backstop Parties pro rata based on the Initial Backstop Amount and the Additional Backstop Amount, if, within a 6-month period following the JPM Backstop Date, either (x) Tembec concludes a refinancing with financing other than the New Loan, except as permitted in Section 39(iv), or (y) the Recapitalization does not occur for any reason other than:

(i)

the parties are unable, after having negotiated in good faith, to agree on final documentation (including the Definitive New Loan Documentation) consistent with the economic and covenant terms of this Term Sheet;

(ii)

the Plan or any Alternative Recapitalization either does not obtain necessary percentage approval by the Noteholders or does not obtain necessary Court approval, in each case notwithstanding the reasonable best efforts of the parties hereto (for the avoidance of doubt the failure to obtain necessary Shareholder approval shall not constitute an exception to Tembec’s obligation to pay the termination fee);

(iii)

CIT does not consent to the Recapitalization or the New Loan and Tembec is not reasonably able to consummate the Recapitalization or the New Loan as a result of such failure to consent (for the avoidance of doubt, if Tembec is able to obtain a replacement to the CIT Facility on reasonably acceptable business terms and the replacement lender consents to the Recapitalization and the New Loan, CIT’s non-consent shall not constitute an exception to Tembec’s obligation to pay the termination fee); or

(iv)

JPM materially breaches its commitments herein.

Tembec shall thereafter have no further debts, liabilities or obligations to JPM, the Backstop Parties or the New Lenders in relation to the New Loan, this Term Sheet or the Support Agreements, including any obligation to pay fees pursuant to Section 36 hereof.

38.

Failure to Fund by Backstop Parties

Subject to Section 39, in the event any Additional Backstop Party defaults on its obligation to Tembec to fund its relevant portion of the Additional Backstop Amount (an "Additional Backstop Default Amount"), pursuant to the Standby Backstop, Tembec shall promptly notify JPM and the Initial Backstop Parties shall fund, on a pro rata basis, each Additional Backstop Default Amount and the applicable backstop fees relating to the Additional Backstop Default Amount shall be adjusted and paid to the Initial Backstop Parties on the same basis as they would have been paid to the defaulting Additional Backstop Party.

Subject to Section 39, in the event any Initial Backstop Party defaults on its obligation to fund its relevant portion of the Initial Backstop Amount (the "Initial Backstop Default Amount") or the Additional Backstop Default Amount (the "Standby Backstop Default Amount"), JPM (pursuant to the JPM Backstop) shall fund (or arrange to be funded) each Initial Backstop Default Amount or Standby Backstop Default Amount, as the case may be, and the applicable backstop fees relating to the Initial Backstop Default Amount or the Standby Backstop Default Amount, as the case may be, shall be adjusted and paid to JPM on the same basis as they would have been paid to the defaulting Initial Backstop Party.

39.

Conditions to JPM Backstop and Noteholder Backstop

(i)

Subject to the remainder of this Section 39, and other customary closing conditions, the JPM Backstop and JPM’s agreement to perform the services relating to the JPM Backstop described herein are subject to: (a) there not occurring or becoming known to JPM any material adverse condition or material adverse change in or affecting the business, operations, property, condition (financial or otherwise) or prospects of the Borrower and its subsidiaries, taken as a whole, other than solely as a result of: (1) changes in exchange rates between the Canadian Dollar and United States Dollar; (2) changes in commodity prices; (3) the execution, announcement, or performance of a Support Agreement, this Term Sheet, the Plan or any other related agreement and the consummation of the transactions contemplated thereby; or (4) any action taken by Tembec which is contemplated in this Term Sheet; (b) JPM not becoming aware after the date hereof of any information or other matter affecting the Borrower or the transactions contemplated hereby which is inconsistent in a material and adverse manner with any such information or other matter disclosed to JPM prior to the date hereof; (c) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that could reasonably be expected to materially impair the JPM Backstop; and (d) the New Loan Amount is not funded on or before the Expiry Date. For the purposes of this Section 39: (1) "Expiry Date" means the later of (x) 14 days following the delivery by JPM to Tembec of written notice of expiry pursuant to clause (d) above and (y) March 31, 2008; and (2) "JPM Backstop Termination Date" means, if termination is pursuant to the foregoing clause (d), the Expiry Date, and if termination is pursuant to the foregoing clauses (a), (b) or (c) above, the date on which written notice is provided by JPM to Tembec of such termination.

(ii)

Upon the occurrence of the JPM Backstop Termination Date and subject to paragraph (iii) below, JPM shall assign to Tembec all of JPM’s rights and interests in and to the backstop agreements entered into by each Initial Backstop Party that elects to become a Continuing Backstop Party (defined below).

(iii)

On or before the fifth business day following the JPM Backstop Termination Date (such fifth business day being the "Noteholder Backstop Termination Date"), each of the Initial Backstop Parties and each of the Additional Backstop Parties shall have the right in its sole discretion to terminate the Initial Backstop, the Standby Backstop or the Additional Backstop, as the case may be, and its agreement to perform the services relating to the Initial Backstop, the Standby Backstop or the Additional Backstop, as the case may be, upon providing written notice to Tembec (a Backstop Party that elects to provide such a termination notice is referred to as a "Terminating Backstop Party" and a Backstop Party that does not elect to provide such a termination notice is referred to as a "Continuing Backstop Party").

(iv)

On the thirtieth day after the Noteholder Backstop Termination Date, all backstop obligations of each Continuing Backstop Party shall automatically terminate unless, prior to such date, either (a) the New Lenders have theretofore subscribed in the aggregate for not less than $250,000,000 of the New Loan or (b) Tembec has entered into an agreement for (1) a replacement backstop provider to provide a backstop for the New Loan Amount on substantially similar terms as the JPM Backstop or (2) replacement backstop parties to provide an initial backstop, standby backstop or additional backstop, as the case may be, on substantially similar terms (including the same aggregate amount) as the Initial Backstop, the Standby Backstop or the Additional Backstop, as the case may be, provided by the Terminating Backstop Parties. In either such event, the obligations of each Continuing Backstop Party shall continue in accordance with the remaining provisions of this Term Sheet, its backstop agreement and the Plan, subject to Sections A.14 and B.31, provided that, without its written consent, each Continuing Backstop Party shall not be required to fund more than it would have been required to fund if there had been no Terminating Backstop Parties.

(v)

No fees (other than accrued professional fees of JPM to the extent set out in Section 32), including without limitation, the Termination Fee, or other consideration shall be paid or payable to either JPM or any Terminating Backstop Party upon or following any termination of their obligations in accordance with this Section 39, it being understood that nothing in this paragraph affects Section 37 as it relates to the Continuing Backstop Parties.

(vi)

Nothing in this Section 39 shall affect (a) any party’s obligations (including JPM, any Continuing Backstop Party, any Terminating Backstop Party and any New Lender) under its Support Agreement except to the extent specifically provided in such Support Agreement or (b) any New Lender’s obligations under the Definitive New Loan Documentation, the Plan or other documents executed in connection with the New Loan and the Plan, each of which such obligations shall remain in full force and effect in accordance with their terms.

D.

WARRANTS

40.

Description of the Warrants:

Tembec Inc. shall issue 11,111,111 warrants to the Shareholders as additional consideration for their Existing Equity, which may be exercised without any payment or consideration pursuant to the terms of this Part D.

41.

Conversion of Warrants into Recapitalized Equity:

Each Warrant shall be convertible into one New Common Share, subject to adjustment, as described in Section 44.

42.

Term of the Warrants:

The Warrants shall expire 4 years after the Implementation Date if not exercised.

43.

Exercise of Warrants:

The Warrants shall not be exercised in whole or in part, except as follows:

(i)

The Warrants shall be deemed to be exercised and shall be automatically converted into an aggregate of 11,111,111 New Common Shares of Tembec Inc.:

(a)

when the 20-day volume-weighted average trading price of a single New Common Share reaches or exceeds CDN$12.00; or

(b)

immediately prior to any transaction that would constitute a change of control of Tembec Inc. (including by way of merger, plan of arrangement or similar transaction) (a "Change of Control") at a price per common share equal to at least CDN$12.00, as determined by a nationally-recognized investment dealer selected by Tembec Inc.;

(ii)

If there is a Change of Control transaction during the term of the Warrants prior to the price per common share reaching or exceeding CDN$12.00 as provided in paragraph (i)(a) above, the holders of the Warrants will be entitled to participate in such transaction and receive an amount determined by a nationally-recognized investment dealer selected by Tembec Inc. using a Black-Scholes valuation model for a security of this nature, assuming (a) 35% volatility, (b) the effective price being offered for a common share of Tembec Inc. in such transaction, (c) the remaining term of the Warrants and (d) a risk-free rate equal to the yield on the Government of Canada 90-day treasury bill.

44.

Terms and Conditions of the Warrants:

The Warrants shall carry standard terms customary to such warrant offerings, including anti-dilution protection and adjustments for dividends.

E.

CORPORATE GOVERNANCE

45.

Size of Board:

The Board of Directors of Tembec Inc. following the Recapitalization (the "New Board") shall be comprised of nine Directors. The Chief Executive Officer of Tembec Inc. shall occupy one position on the New Board. A union representative shall also occupy one position on the New Board.

46.

Selection Process:

The selection of the remaining seven directors shall be shall be undertaken by representatives selected by the Noteholder Committee (the "Noteholders’ Representatives") and representatives selected by the current Board of Tembec Inc. (the "Tembec Representatives") and shall be completed by February 22, 2008 or such later date as agreed to by the Noteholders’ Representatives and the Tembec Representatives.

The Noteholders’ Representatives and Tembec Representatives may agree on a professional search firm to assist in the selection process.

If the Noteholders’ Representatives and Tembec Representatives are unable to agree on the selection of the remaining seven directors, the Noteholders’ Representatives shall have selection rights in respect of five directors and the Tembec Representatives shall have selection rights in respect of two directors.

Notwithstanding the foregoing, any single Noteholder holding 20% or more of the Notes shall be entitled to nominate one director to the New Board, provided that the total number of directors nominated by any such Noteholder and the Noteholders’ Representatives shall not exceed five.

The Chair of the New Board shall be selected by mutual agreement of the Noteholders’ Representatives and Tembec Representatives, or, failing such agreement, shall be selected by the New Board.

47.

Rights Plan:

Effective on the implementation of the Plan and subject to approval by the Shareholders, Tembec Inc. will establish a shareholder rights plan (the "Rights Plan") to ensure, to the extent practicable, that all shareholders of Tembec Inc. will be treated equally and fairly in connection with any take-over offer for Tembec Inc. For the purposes of the Rights Plan, the "Permitted Bid" mechanism will endeavour to ensure that any person seeking to acquire beneficial ownership of more than 20% of the New Common Shares gives shareholders and the New Board sufficient time to evaluate the transaction, negotiate with the acquiror and encourage the making of competing bids, all with a view to maximizing shareholder value.

48.

Other:

Tembec and the Noteholders’ Representatives will select a nationally recognized firm of compensation consultants to work with (i) the current Board of Tembec Inc. to review and address, on or prior to the Implementation Date, all employee loan obligations under Tembec’s existing employee equity program in an appropriate manner based on similar transactions of this nature, (ii) the current Board of Tembec Inc. to implement, on or prior to the Implementation Date, an appropriate compensation plan for senior management in the context of the completed Recapitalization based on similar transactions of this nature, and (iii) the New Board to design and implement an appropriate compensation program including a compensation plan and incentive plan for senior management based on an appreciation of the Recapitalized Equity.

49.

Corporate Offices:

The Head Office and Corporate Office of Tembec shall remain in the Province of Quebec.

SCHEDULE B

DEFINITIONS

"Governmental Entity" means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, body, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

"Indentures" means, collectively, the trust indentures relating to the Notes dated April 6, 1999, January 19, 2001 and March 13, 2002, among TII, the Parent, as guarantor, and HSBC Bank USA, as indenture trustee.

"Person" means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.

"Tembec Board" means the board of directors of Tembec Inc. and the board of directors of Tembec Industries Inc.

"Third Party Transaction Proposal" means any proposal or offer made by any Person with respect to the acquisition, refinancing, recapitalization and/or restructuring of the Companies and their subsidiaries and affiliates, other than the Recapitalization more fully described in the Term Sheet.